  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 10, 1999.



                                                      REGISTRATION NO. 333-85697

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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                             ----------------------


                                Amendment No. 1


                                       to


                                   FORM S-1/A


                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933
                             ----------------------

                              AETHER SYSTEMS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

             DELAWARE                             7373                            52-2186634
   (State or Other Jurisdiction       (Primary Standard Industrial             (I.R.S. Employer
of Incorporation or Organization)     Classification Code Number)            Identification No.)

                             ----------------------

                             11460 CRONRIDGE DRIVE
                          OWINGS MILLS, MARYLAND 21117
                                 (410) 654-6400
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                             ----------------------

                                 DAVID S. OROS
                CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                             11460 CRONRIDGE DRIVE
                          OWINGS MILLS, MARYLAND 21117
                                 (410) 654-6400
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                             ----------------------

                                with copies to:


               MARK A. DEWIRE, ESQ.                                 EVE N. HOWARD, ESQ.
             ROGER J. PATTERSON, ESQ.                             HOGAN & HARTSON L.L.P.
            WILMER, CUTLER & PICKERING                             555 13TH STREET, N.W.
                2445 M STREET, N.W.                               WASHINGTON, D.C. 20004
              WASHINGTON, D.C. 20037                                  (202) 637-5600
                  (202) 663-6000


                             ----------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                             ----------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses to be paid by Aether Systems, Inc. ("Aether" or "Aether Systems") in connection with the distribution of the securities being registered, other than underwriting discounts and commission, are as follows:

                                                               AMOUNT(1)
                                                               ---------
Securities and Exchange Commission Registration Fee.........   $ 20,850
NASD Filing Fee.............................................          *
Nasdaq National Market Listing Fee..........................          *
Accounting Fees and Expenses................................    200,000
Blue Sky Fees and Expenses..................................     10,000
Legal Fees and Expenses.....................................    250,000
Transfer Agent and Registrar Fees and Expenses..............     25,000
Printing and Engraving Expenses.............................    250,000
Director and Officer Liability Insurance (2)................          *
Miscellaneous Fees and Expenses.............................          *
                                                               --------
          Total.............................................   $      *
                                                               ========

---------------
(1) All amounts are estimates except the SEC filing fee, the NASD filing fee and the Nasdaq National Market listing fee.

(2) Represents premiums paid by Aether on policies that insure Aether' directors and officers against certain liabilities they may incur in connection with the registration, offering and sale of the securities described herein.

 *  To Be Provided in Amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 145 of the General Corporate law of the State of Delaware, Aether Systems has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Aether Systems' bylaws (Exhibit 3.2 hereto) also provide for mandatory indemnification of its directors and executive officers, and permissive indemnification of its employees and agents, to the fullest extent permissible under Delaware law.

     Aether's certificate of incorporation (Exhibit 3.1 hereto) provides that the liability of its directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to Aether and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to Aether, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     Prior to the effective date of the Registration Statement, Aether will have entered into agreements with its directors and certain of its executive officers that require Aether to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of Aether or any of its affiliated enterprises, provided such person acted in good father and in a manner such person reasonably believed to be in or not opposed to the best interests of Aether and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

     Aether intends to obtain in conjunction with the effectiveness of the Registration Statement a policy of directors' and officers' liability insurance that insures Aether's directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

     The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of Aether and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since its inception, the registrant's predecessor, Aether Technologies International, L.L.C. ("Aether LLC") has issued and sold unregistered securities in the transactions described below.

     1) In January 1996, NexGen Technologies, L.L.C. contributed assets in the wireless data field to Aether LLC in exchange for 3,000,000 units and Transettlements, Inc. contributed $1,000,000 in cash in exchange for 1,000,000 units. On May 21, 1996, Transettlements contributed an additional $500,000 in exchange for an additional 500,000 units.

     2) In February 1997, a subsidiary of Telcom Ventures, L.L.C. acquired 290,000 units from Transettlements and contributed $1,000,000 to Aether LLC in exchange for 625,000 units. In December 1997, Telcom Ventures and its subsidiary contributed an additional $690,369 to Aether LLC in exchange for an additional 230,123 units.

     3) In January 1998, Pyramid Ventures, Inc., then a subsidiary of BT Alex. Brown, acquired 333,333 units at $3.00 per unit and 401,961 units at $3.73 per unit for total proceeds to Aether LLC of approximately $2.5 million.

     In June 1998, Telcom Ventures and Pyramid each loaned us $250,000. The notes accrued interest at 8% per year and were due on demand with a stated maturity date of the earlier of December 31, 1998 or the closing of an anticipated private placement of units. The notes were convertible into units at the option of the holder at the rate of $250,000 divided by the per unit price to be paid in the anticipated private placements. In connection with the issuance of these notes, we also issued 5,656 warrants with an exercise price of $0.01 per unit to each of Telcom Ventures and Pyramid. Pyramid converted its $250,000 loan plus accrued interest in August 1998 into 57,180 units at a per unit price of $4.42 and exercised its warrant and acquired 5,656 units. In August 1998, we repaid the amount owed Telcom Ventures, including $2,520 in interest. Telcom Ventures exercised its warrant and received 5,656 units in August 1999.

     4) In August 1998, Reuters MarketClip Holdings Sarl received 1,131,222 units in exchange for $4,735,020 in cash and forgiveness of $530,980 Aether LLC owed Reuters for hardware and other inventory, offset by $266,000 Reuters owed us under a license agreement we previously entered into with Reuters relating to sales of MarketClip, and related fees.

     5) In October 1998, 3Com Corporation contributed $6,000,000, in exchange for 1,000,000 units. At the same time Aether LLC issued 3Com a conditional warrant to purchase 357,466 units exercisable at $0.01 per unit if the milestones described below are achieved before October 29, 2001. 3Com achieved the first milestone entitling it to exercise 57,466 units as a result of having completed a joint sales and marketing plan. 3Com may exercise an additional 150,000 units when Aether LLC receives revenue of $6 million in engineering services revenue from business opportunities introduced by 3Com. 3Com may exercise an additional 150,000 units if Aether LLC attains 6,000 wireless service subscribers as a result of business opportunities introduced to us by 3Com. 3Com has not attained either of these last two milestones and has not exercised any of its warrants.

     Aether LLC from time to time has granted options or warrants to acquire units to employees and members of the managing board. The following table sets forth certain information regarding such grants:

                                                            RANGE OF
NO. OF UNITS                                             EXERCISE PRICES
------------                                             ---------------
1996  277,375                                            $1.00
1997  122,625                                            $1.00
1998  241,875                                            $3.73-$4.42
1999  242,500                                            $4.42-$12.00

     The sale and issuance of securities in the transactions described above were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering, where the purchasers were sophisticated investors who represented their intention to acquire securities for investment only and not with a view to distribution and received or had access to adequate information about the Aether LLC.

     No underwriters were employed in any of the above transactions.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     Exhibits

     The exhibit index is incorporated by reference.

     Financial Statement Schedules

     None.

     Schedules other than those listed above have been omitted since they are not required or are not applicable or the required information is shown in the financial statements or related notes. Columns omitted from schedules filed have been omitted since the information is not applicable.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Owings Mills, State of Maryland on the 10th day of September, 1999.


                                            Aether Systems, Inc.

                                            By:      /s/ DAVID S. OROS
                                              ----------------------------------
                                            David S. Oros

                                            President and Chief Executive
                                            Officer and Chairman



     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                      TITLE                        DATE
                      ---------                                      -----                        ----

                  /s/ DAVID S. OROS                    President, Chief Executive Officer  September 10, 1999
-----------------------------------------------------             and Chairman
                    David S. Oros

                          *                            Chief Financial Officer (Principal  September 10, 1999
-----------------------------------------------------  Financial and Accounting Officer)
                  David C. Reymann

               *By: /s/ DAVID S. OROS
-----------------------------------------------------
                    David S. Oros
                   Attorney-in-fact

                                 EXHIBIT INDEX


        EXHIBIT
         NUMBER                            DOCUMENT AND DESCRIPTION
        -------                            ------------------------

          *1.1           -- Form of Underwriting Agreement
          *2.1           -- Agreement of Merger, dated           , 1999, between
                            Aether Technologies International, L.L.C., and Aether
                            Systems, Inc.
           2.2           -- Stock Purchase Agreement by and among Aether Technologies
                            International, L.L.C., Mobeo, Inc. and Perter Kibler,
                            Winston Barrett and Edward Spear dated as of August 19,
                            1999.
          *3.1           -- Certificate of Incorporation
          *3.2           -- Bylaws
          *4.1           -- Specimen Certificate for Aether Technologies Common Stock
          *5.1           -- Opinion of Wilmer, Cutler & Pickering as to the legality of the shares of common Stock being registered
          10.1           -- Amended and Restated License, Marketing and Distribution
                            Agreement between Reuters America, Inc. and Aether
                            Technologies International, L.L.C. dated August 11, 1998.
          10.2           -- Contract Between Discover Brokerage Direct, Inc. and
                            Aether Technologies International, L.L.C. dated August 5,
                            1999.
          10.3           -- Options Price Reporting Authority Vendor Agreement
                            between Aether Technologies and the American Stock
                            Exchange, Inc. dated June 3, 1997.
          10.4           -- Agreement between Aether Technologies International,
                            L.L.C. and New York Stock Exchange dated July 19, 1999.
          10.5           -- Vendor Agreement by and between Aether Technologies
                            International, L.L.C. and the Nasdaq Stock Market, Inc.
                            dated October 4, 1996.
          10.6           -- Dow Jones Indexes Enterprise Distribution Agreement dated
                            April 23, 1999.
          10.7           -- Employment Agreement between Aether Technologies
                            International, L.L.C. and David Oros dated July 7, 1999.
          10.8           -- Employment Agreement between Aether Technologies
                            International, L.L.C. and David Reymann dated May 18,
                            1999.
          10.9           -- Series A Preferred Stock Purchase Agreement dated as of
                            August 9, 1999.
          10.10          -- Investors' Rights Agreement by and among AirWeb
                            Corporation and each of the holder of the Series A
                            Preferred Stock listed in Schedule A and Patrick McVeigh,
                            Barak Berkowitz, Michael Bolbec and Andrew Simms dated
                            August 9, 1999.
          10.11          -- Right of First Refusal and Co-Sale Agreement by and among
                            AirWeb Corporation, Inc., and those holders of the Common
                            Stock identified in Schedule A and B dated August 9,
                            1999.
          10.12          -- Voting Agreement by and among the holders of Common Stock set forth in Schedule A and Purchase of the Series A
                            Preferred Stock dated August 9, 1999.
          10.13          -- Aether-OpenSky Side Letter regarding development and
                            resale services dated August 9, 1999.
          10.14          -- Software License Agreement by and between Aether
                            Technologies International, L.L.C. and AirWeb Corporation
                            dated August 9, 1999.
          10.15          -- AirWeb Corporation Warrant to Purchase 3,000,000 Shares
                            of Series A Preferred Stock dated August 9, 1999.
         *11.1           -- Statement regarding computation of per share earnings.

        EXHIBIT
         NUMBER                            DOCUMENT AND DESCRIPTION
        -------                            ------------------------
          21.1           -- Subsidiaries of Aether Systems
        **23.1           -- Consent of KPMG LLP
        **23.2           -- Consent of PricewaterhouseCoopers LLP
         *23.3           -- Consent of Wilmer, Cutler & Pickering, included in
                            Exhibit 5.1
        **23.4           -- Consent of J. Carter Beese, Jr.
        **23.5           -- Consent of Frank A. Bonsal, Jr.
        **23.6           -- Consent of Mark D. Ein
        **23.7           -- Consent of Rahul C. Prakash
        **23.8           -- Consent of Janice M. Roberts
        **23.9           -- Consent of Dr. Rajendra Singh
        **23.10          -- Consent of Devin N. Wenig
        **23.11          -- Consent of Thomas E. Wheeler
        **23.12          -- Consent of George P. Stamas
        **24.1           -- Power of Attorney, included on the signature page hereof


---------------
*  To be filed by amendment.

** Previously filed.